PROKOM
SOFTWARE SA

FAX

04 APR -9 AM 7:21

to:	**Division of Corporate Finance File No. 82-4700**	**Securities and Exchange Commission, Washington, DC, USA**	**+1 (202) 942 9624**

from: **PROKOM Software S.A.**

81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 628 6677

04024327

date: 9 Apr, 2004 *pages:* 1

This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraph 5.1.21 Decree of the Ministries Committee, dated 16th October of 2001 (Dz. U. Nr 139.1569) in regards to type, form, and domain of current and periodic information as well as time intervals for their delivery of the information by the issuers whose shares were admitted to public exchange.

subject: **THE BANK OF NEW YORK HAS DECREASED NUMBER OF THE COMPANY'S SHARES**

The Management Board of Prokom Software SA informs, that:

the Company received information that on April 6th the Bank of New York (GDR depositary) held 1,448,824 shares of Prokom Software SA entitling to 1,448,824 votes at the General Shareholders' Meeting, which constitute 10.48% of the share capital and 9.95% of votes respectively.

9 Apr, 2003 Dariusz Górka
Member of the Management Board

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